

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2019

Steven E. Voskuil
Senior Vice President and Chief Financial Officer
Avanos Medical, Inc.
5405 Windward Parkway
Suite 100 South
Alpharetta GA 30004

> **Re: Avanos Medical, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 001-36440**

Dear Mr. Voskuil:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery